UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Pacific Biosciences of California, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

69404D 10 8
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69404D 10 8

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,010,100
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,010,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 69404D 10 8

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,010,100
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,010,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 69404D 10 8

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,005
	6	SHARED VOTING POWER 2,010,100
	7	SOLE DISPOSITIVE POWER 2,005
	8	SHARED DISPOSITIVE POWER 2,010,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,012,105
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 69404D 10 8

The following constitutes Amendment No. 1 to the Schedule 13G filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1, among other things, adds Raging Capital Master Fund, Ltd. as a Reporting Person, removes Raging Capital Fund, LP and Raging Capital Fund (QP), LP as Reporting Persons and reflects the assignment of securities of the Issuer held by Raging Capital Fund, LP to Raging Capital Fund (QP), LP and the contribution of securities of the Issuer held by Raging Capital Fund (QP), LP to Raging Capital Master Fund, Ltd. immediately thereafter.  Such assignment and contribution were effected in connection with an internal restructuring implemented by such entities.  In furtherance of the foregoing, this Amendment No. 1 amends the Schedule 13G as specifically set forth herein.

Item 1(a).	Name of Issuer:

Pacific Biosciences of California, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1380 Willow Road
Menlo Park, CA 94025

Item 2(a).	Name of Person Filing:

This statement is filed by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Raging Capital Fund, LP and Raging Capital Fund (QP), LP are no longer Reporting Persons as they do not own any securities of the Issuer.

Raging Capital is the Investment Manager of Raging Master.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Issuer’s Common Stock, $0.001 par value per share, directly owned by Raging Master.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Raging Capital and William C. Martin is Ten Princeton Avenue, Rocky Hill, New Jersey 08553.  The principal business address of Raging Master is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands.

Item 2(c).	Citizenship:

Raging Master is organized under the laws of the Cayman Islands.  Raging Capital is organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

CUSIP NO. 69404D 10 8

Item 2(e).	CUSIP Number:

69404D 10 8

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the date hereof.

Raging Master

(a)	Amount beneficially owned:

2,010,100 Shares

(b)	Percent of class:

3.6% (based upon 56,164,654 Shares outstanding, which is the total number of Shares outstanding as of October 26, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2012).

CUSIP NO. 69404D 10 8

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,010,100 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,010,100 Shares

Raging Capital

(a)	Amount beneficially owned:

2,010,100 Shares*

(b)	Percent of class:

3.6% (based upon 56,164,654 Shares outstanding, which is the total number of Shares outstanding as of October 26, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2012).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,010,100 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,010,100 Shares*

____________________
* Shares directly owned by Raging Master.

CUSIP NO. 69404D 10 8

Mr. Martin

(a)	Amount beneficially owned:

2,012,105 Shares*

(b)	Percent of class:

3.6% (based upon 56,164,654 Shares outstanding, which is the total number of Shares outstanding as of October 26, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2012).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,005 Shares

(ii)	Shared power to vote or to direct the vote

2,010,100 Shares**

(iii)	Sole power to dispose or to direct the disposition of

2,005 Shares

(iv)	Shared power to dispose or to direct the disposition of`

2,010,100 Shares**

____________________

* Includes 2,010,100 Shares directly owned by Raging Master.

** Consists of the Shares directly owned by Raging Master.

As the Investment Manager of Raging Master, Raging Capital may be deemed to beneficially own the Shares directly owned by Raging Master.  As the Chairman, Chief Investment Officer and Managing Member of Raging Capital, Mr. Martin may be deemed to beneficially own the Shares directly owned by Raging Master.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NO. 69404D 10 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 69404D 10 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2013	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin